 Rule 253(g)(2)

File No. 024-10472

SUPPLEMENT TO THE OFFERING CIRCULAR

Dated February 26, 2018

PURSUANT TO REGULATION A

OF THE SECURITIES ACT OF 1933

MED-X, INC.
8236 Remmet Avenue Canoga Park, California 91304 (818) 349-2870 www.MEDX-RX.com

$15,000,000

25,000,000 Shares of Common Stock at $0.60 per Share

Minimum Investment: 700 Shares ($420)

FORM 1-A: TIER 2

FOR SOPHISTICATED INVESTORS ONLY

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION, HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

	Price to public	Underwriting discount and commissions (1)	Proceeds to Company (2)	Proceeds to other persons

Per share	$0.60	(1)	$0.60	$0
Total (3):	$15,000,000	(1)	$15,000,000	$0

We have elected to extend the term of the offering for another 60 days from the original Sales Termination Date, in accordance with the terms of this offering. Accordingly, this offering will terminate on May 29, 2018, unless terminated sooner by us in our discretion regardless of the amount of capital raised. There is no minimum capitalization required of us .

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(1)

The shares will be offered on a “best-efforts” basis by our officers, directors and employees, and may be offered through broker-dealers who are registered with the Financial Industry Regulatory Authority (“FINRA”), or through other independent referral sources. As of the date of this Offering Circular, no selling agreements had been entered into by us with any broker-dealer firms. We have entered into a Posting Agreement with a crowdfunding website, StartEngine.com, which is hosting our offering for consideration in cash and warrants to purchase our common stock. Selling commissions may be paid to broker-dealers who are members of FINRA with respect to sales of shares made by them, if any, and compensation is being paid to administrative service providers in connection with the offering of the shares, including Fund America Securities, LLC. We may also pay incentive compensation to registered broker-dealers in the form of common stock and warrants in us. We will indemnify participating broker-dealers and others with respect to disclosures made in the Offering Circular.

(2)

The amounts shown are before deducting organization and offering costs to us, which include legal, accounting, printing, due diligence, marketing, consulting, finders fees, selling and other costs incurred in the offering of the shares. Does not include expenses of the offering, including costs of blue sky compliance, and fees to be paid to StartEngine Crowdfunding, Inc. and FundAmerica Securities, LLC for certain administrative services to be provided in connection with the offering. See “USE OF PROCEEDS” and “PLAN OF DISTRIBUTION.”

(3)

The shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A. We have the option in our sole discretion to accept less than the minimum investment from a limited number of subscribers. “TERMS OF THE OFFERING.”

THIS OFFERING CIRCULAR IS NOT KNOWN TO CONTAIN AN UNTRUE STATEMENT OF A MATERIAL FACT, NOR TO OMIT MATERIAL FACTS WHICH IF OMITTED, WOULD MAKE THE STATEMENTS HEREIN MISLEADING. IT CONTAINS A FAIR SUMMARY OF THE MATERIAL TERMS OF DOCUMENTS PURPORTED TO BE SUMMARIZED HEREIN. HOWEVER, THIS IS A SUMMARY ONLY AND DOES NOT PURPORT TO BE COMPLETE. ACCORDINGLY, REFERENCE SHOULD BE MADE TO THE CERTIFICATION OF RIGHTS, PREFERENCES AND PRIVILEGES AND OTHER DOCUMENTS REFERRED TO HEREIN, COPIES OF WHICH ARE ATTACHED HERETO OR WILL BE SUPPLIED UPON REQUEST, FOR THE EXACT TERMS OF SUCH AGREEMENTS AND DOCUMENTS.

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THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL. NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS CONCERNING THE COMPANY OTHER THAN THOSE CONTAINED IN THIS OFFERING CIRCULAR, AND IF GIVEN OR MADE, SUCH OTHER INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON.

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PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS OFFERING CIRCULAR, OR OF ANY PRIOR OR SUBSEQUENT COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS EMPLOYEES, AGENTS OR AFFILIATES, AS INVESTMENT, LEGAL, FINANCIAL OR TAX ADVICE. EACH INVESTOR SHOULD CONSULT HIS OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISORS AS TO LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING HIS INVESTMENT.

JURISDICTIONAL (NASAA) LEGENDS

FOR RESIDENTS OF ALL STATES: THE PRESENCE OF A LEGEND FOR ANY GIVEN STATE REFLECTS ONLY THAT A LEGEND MAY BE REQUIRED BY THAT STATE AND SHOULD NOT BE CONSTRUED TO MEAN AN OFFER OR SALE MAY BE MADE IN A PARTICULAR STATE. IF YOU ARE UNCERTAIN AS TO WHETHER OR NOT OFFERS OR SALES MAY BE LAWFULLY MADE IN ANY GIVEN STATE, YOU ARE HEREBY ADVISED TO CONTACT THE COMPANY. THE SECURITIES DESCRIBED IN THIS OFFERING CIRCULAR HAVE NOT BEEN REGISTERED UNDER ANY STATE SECURITIES LAWS (COMMONLY CALLED “BLUE SKY” LAWS).

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TERMS OF THE OFFERING

Subscription Period

The term of this offering has been extended by 60 days in accordance with the original offering. Accordingly, the offering of shares will terminate on May 29, 2018 rather than on March 30, 2018, unless we terminate the offering sooner in our sole discretion regardless of the amount of capital raised (the “Sales Termination Date”). The Sales Termination Date may occur prior to May 29, 2018 if subscriptions for the maximum number of shares have been received and accepted by us before such date. Subscriptions for shares must be received and accepted by us on or before such date to qualify the subscriber for participation in Med-X.

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